FILED BY SXC HEALTH SOLUTIONS CORP.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: CATALYST HEALTH SOLUTIONS, INC.

COMMISSION FILE NO. 000-31014

The following email was distributed to employees of SXC Health Solutions Corp. on April 18, 2012.

Good Morning SXC!

Big News! And I mean really big news — Today marks the start of a whole new chapter for our company and for all of us. This morning before market open we announced that we will be merging with CatalystRx. Without a doubt, this transaction is the single most transformational event in the history of SXC! The corporate headquarters will remain in Lisle and I will continue to serve as Chairman and CEO, and Jeff Park will continue to serve as CFO of the combined company.

SXC and CatalystRx are a great strategic fit and a financially compelling combination — as two of the fastest-growing and highly complementary middle-market PBMs, we will create a leading provider of PBM services and technology solutions. This is absolutely a hand-in-glove fit. As you all know, SXC is the clear leader in our industry when it comes to systems, technology, scale, operations and flexibility. CatalystRx has a proven sales and customer service model, and a go-to-market strategy that has been time-tested and very successful. The combination of our two companies vaults the combined company to a whole new level of competitiveness!!! Our customers will benefit in a huge way from the combined strength of our two organizations — and this move takes us one large step closer to fulfilling our mission: To become this industry’s premier pharmaceutical cost containment partner.

Many of you know that CatalystRx has been a long term healthcare information technology client of SXC’s. As CatalystRx has grown, so has SXC, and vice versa. We know them well and respect their management team and their company capabilities a great deal. We expect that our long-standing relationship, combined with the strength of our offerings, will lead to successful integration and many new opportunities for growth.

In terms of the financials, we will combine to become a $13 billion company. We expect to close on the merger in the third quarter pending shareholder and regulatory approval. You can expect regular status updates on mySXC and through your manager.

Unquestionably, this event puts our combined companies in an amazing place at one of the most opportune times in our industry!

This morning, I will be holding an All-Hands meeting at 10:00 a.m. CST to provide additional details. Please dial in at (800) 789-1044 from available conference rooms if you are in an office. If you have a meeting scheduled, please pause to dial in. I look forward to talking with you later this morning!

Thank you… and let’s get ready for a great ride!

Mark Thierer

Chairman and CEO

Forward-Looking Statements

Certain statements included in this communication constitute “forward-looking statements” within the meaning of applicable securities laws. SXC cautions that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause actual results to differ from those expressed or implied by those forward-looking statements. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the risk that the SXC and Catalyst businesses will not be integrated successfully; the ability to obtain governmental approvals of the proposed transaction on the proposed terms and schedule contemplated by the parties; the failure of shareholders of SXC or Catalyst to approve the proposed transaction; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; the risk of customer attrition; the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; and the ability to obtain the financing contemplated to fund a portion of the consideration to be paid in the proposed transaction and the terms of such financing. Further information concerning SXC and its business, including factors that potentially could materially affect SXC’s financial results, is contained in SXC’s filings with the Securities and Exchange Commission (the “SEC”), including the risks and uncertainties discussed under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in SXC’s 2011 Annual Report on Form 10-K and subsequent Form 10-Qs, which are available at www.sec.gov. Investors are cautioned not to put undue reliance on forward- looking statements. All subsequent written and oral forward-looking statements attributable to SXC or persons acting on SXC’s behalf are expressly qualified in their entirety by this cautionary statement. SXC disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

Important Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is being made in respect of the proposed transaction involving Catalyst and SXC. The proposed transaction will be submitted to the shareholders of Catalyst and the shareholders of SXC for their consideration. In connection therewith, the parties intend to file relevant materials with the SEC, including a joint proxy statement/prospectus that will be mailed to shareholders. Such documents, however, are not currently available. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS AND SECURITY HOLDERS OF CATALYST AND/OR SXC ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about Catalyst and SXC, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by SXC will be available free of charge on SXC’s website at www.sxc.com under the heading “Investor Information” or by contacting SXC’s Investor Relations Department at 630-577-3100. Copies of the documents filed with the SEC by Catalyst will be available free of charge on Catalyst’s website at www.catalysthealthsolutions.com under the heading “Investor Information” or by contacting Catalyst’s Investor Relations Department at 301-548-2900.

SXC, Catalyst and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of SXC is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 2, 2012. Information about the directors and executive officers of Catalyst is set forth in its proxy statement for its 2011 annual meeting of shareholders, which was filed with the SEC on April 28, 2011. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.